Exhibit 99.3

30 October 2003	James Hardie Industries N.V
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
The Manager	Sydney NSW 2000 Australia
Company Announcements Office
Australian Stock Exchange Limited	Telephone (02) 8274 5305
20 Bridge Street	Fax (02) 8274 5218
SYDNEY NSW 2000
GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir

James Hardie’s CEO Mr Peter Macdonald will conduct a conference call at 11am this morning to discuss media coverage today of asbestos issues. Mr Macdonald will provide a presentation and then take questions.

The presentation will be lodged with the ASX before 11am.

The conference call details are as follows:

Dial In National: 03 9221 4420
Dial In International: +61 3 9221 4420

Yours faithfully

/s/ Greg Baxter

GREG BAXTER
EXECUTIVE VICE PRESIDENT